Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

The following communication was sent by email to the employees of Rubicon Technologies, LLC.

EMAIL SUBJECT: Rubicon to Become Publicly Traded Company on the New York Stock Exchange

Dear Colleagues,

Today, I am thrilled to announce a significant milestone for Rubicon. We plan to become a public company and list our stock on the New York Stock Exchange. This milestone is similar to an initial public offering (IPO), accomplished through a business combination with Founder SPAC, a special purpose acquisition company (SPAC). The Wall Street Journal covered this news a short while ago. We also issued a news release this morning which can be read in full here [link.]

Because Founder SPAC is already publicly traded, Rubicon will become a public company when the deal is complete, trading on the NYSE under the ticker symbol “RBT.” We expect to complete the transaction in the first half of 2022. We will continue to operate under the Rubicon name, and there will be no meaningful changes to the team or how we work day to day. It’s business as usual at Rubicon.

This milestone will unlock new and exciting opportunities for all of us and provide new resources that will support our vision and mission. As a public company, we will be even better positioned to accelerate our growth and globally scale our leading technology platform to meet the needs of our customers and partners. We are excited to kick off the next chapter in our journey, and further partner with you to deliver on our collective mission to end waste and create a new industry standard for waste and recycling.

However, as we enter this new chapter, there are some rules we must all follow. The United States Securities and Exchange Commission (SEC) has strict guidelines governing external communications. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, we ask that you refrain from making any statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective customers, etc.).

Please take a moment now to login to RUBI to review a set of detailed FAQs that should answer most, if not all, of the questions you might have about this transaction, and we have also posted guidelines for “Do’s and Do Not’s” for your own social media accounts.

We will also be hosting a special All Hands at 11am during which I will provide more information about this exciting moment in our company’s history.

Should you receive any questions about the transaction from the press or any other external parties, please forward the details to Dan.Sampson@rubicon.com, who can help handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know that we will continue to share updates with you as we have more to report.

It is an exciting time for all of us at Rubicon, and I want to take this moment to thank you all for your continued hard work and dedication. I look forward to keeping you apprised of our progress throughout this process.

Sincerely,

Nate Morris

Founder & CEO

Rubicon

The following communication was sent by email to customers, haulers and partners of Rubicon Technologies, LLC.

EMAIL SUBJECT: Rubicon to Become Publicly Traded Company on the New York Stock Exchange

Dear [Customer/Partner Name],

As a valued partner to Rubicon, we wanted to take a moment to share some exciting news. Today, we are thrilled to announce a significant milestone for Rubicon as we plan to go public and list our stock on the New York Stock Exchange (NYSE) through a business combination with a special purpose acquisition company (SPAC), Founder SPAC. After the transaction closes in the first half of 2022, Rubicon stock will trade on the NYSE under the ticker symbol “RBT.” The Wall Street Journal covered this news a short while ago.  We also issued a news release this morning which can be read in full here [link.]

As Founder & CEO, and on behalf of the entire company and our executive leadership team, I wanted to take this opportunity to sincerely thank you for your support and partnership, and for the significant role that you have played in helping us get to this point. We look forward to working with you for many years to come.

This event will help us accelerate our growth and globally scale our leading technology platform for waste and recycling. As a public company, we will be even better positioned to meet your unique needs for smart waste and recycling software solutions.  We are excited to kick off the next chapter in our journey, and further partner with you to deliver on our collective mission to end waste and create a new industry standard for waste and recycling.

As we work through the transition process to a public company, please continue to be assured that our partnership will remain confidential beyond the information already in the public domain.

Please feel free to reach out with any questions.

Sincerely,

Nate Morris

Founder & CEO

Rubicon

Additional Information and Where to Find It

In connection with the proposed business combination between Founder SPAC (“Founder”) and Rubicon Technologies, LLC (“Rubicon”) and the other parties to the Merger Agreement dated December 15, 2021 (the “Merger Agreement”), Rubicon intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Rubicon’s securities to be issued in connection with the proposed business combination, and Founder intends to file a preliminary proxy statement in connection with Founder’s solicitation of proxies for the vote by Founder’s shareholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Founder’s shareholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, Founder will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Founder’s shareholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement/consent solicitation/prospectus, in connection with Founder’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents will contain important information about Founder, Rubicon and the proposed business combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company shareholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

Founder’s shareholders may also obtain a copy of the preliminary proxy statement/prospectus, or definitive proxy statement/prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Founder, without charge, at the SEC's website located at www.sec.gov or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac MD, 20854, Attention: Secretary, (240) 418-2649.

Participants in Solicitation

Founder, Rubicon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Founder shareholders in connection with the proposed business combination. Founder shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Founder in Founder’s registration statement on Form S-1 (File No. 333-258158), which was declared effective by the SEC on October 14, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Founder shareholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Rubicon intends to file with the SEC.

Forward-Looking Statements

This communication contains, and certain oral statements made by representatives of Rubicon and Founder and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Rubicon’s or Founder’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Rubicon’s and Founder’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for shareholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Rubicon’s or Founder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Founder or other conditions to closing in the Merger Agreement; (c) the ability to meet NYSE’s listing standards following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Rubicon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Founder to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Founder’s securities and the attractiveness of the business combination to investors; (i) the possibility that Rubicon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the registration/proxy statement relating to the business combination, when available, and in other documents filed or to be filed with the SEC by Founder and Rubicon and available at the SEC’s website at www.sec.gov.

Rubicon and Founder caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Founder nor Rubicon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.

Information Sources; No Representations

This communication has been prepared for use by Rubicon and Founder in connection with the proposed business combination. The information herein does not purport to be all-inclusive. The information herein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Founder was derived entirely from Founder and all information relating to the business, past performance, results of operations and financial condition of Rubicon was derived entirely from Rubicon. No representation is made as to the reasonableness of the assumptions made with respect to the information herein, or to the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will Founder, Rubicon, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Rubicon has been derived, directly or indirectly, exclusively from Rubicon and has not been independently verified by Founder. Neither the independent auditors of Founder nor the independent auditors of Rubicon audited, reviewed, compiled, or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.